UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE TO

               Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                        of the Securities Exchange Act of 1934

                                    (Amendment No. 3)

                                   IMPROVENET, INC.
                          (Name of subject company (issuer))

                                   IMPROVENET, INC.
                      (Name of person filing statement (offeror))

                       Common Stock, Par Value $0.001 Per Share
                            (Title of class of securities)

                                       45321E106
                         (CUSIP number of class of securities)

                                      Brian Evans
                                       Secretary
                                   ImproveNet, Inc.
                                  1286 Oddstad Drive
                              Redwood City, CA 94063-2469
                                    (650) 839-8752
               (name, address and telephone number of person authorized
          to receive notices and communications on behalf of filing persons)

                                    With a Copy to:

                               Charles S. Kaufman, Esq.
                        Sheppard, Mullin, Richter & Hampton LLP
                                 333 South Hope Street
                                 Los Angeles, CA 90071

                        CALCULATION OF FILING FEE

       Transaction Valuation*                 Amount of Filing Fee*

            ------------                           ------------

* Not applicable.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer  subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [X]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.
[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                           Preliminary Communications


      ImproveNet, Inc. advises its stockholders to read ImproveNet's Tender Offer Statement when it becomes available because it will contain important information. Investors, ImproveNet, Inc. stockholders and other interested parties will be able to get the Tender Offer Statement for free on the SEC's website at www.sec.gov. ImproveNet, Inc. will provide the Tender Offer Statement to its stockholders without charge when available.

      The following press release published on August 1, 2002 is a preliminary communication by ImproveNet, provided in accordance with Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934:

            ImproveNet and eTechLogix Announce New Agreement to Merge
            ---------------------------------------------------------

      August 1, 2002--ImproveNet, Inc. (OTCBB:IMPV - News) and eTechLogix, Inc. have signed a definitive agreement to merge the two companies. The merger is scheduled to close no later than November 30, 2002.

      Talks between ImproveNet and the privately-held eTechLogix continued after earlier merger plans did not progress beyond a letter of intent. The completion of the merger remains subject to numerous preconditions and contingencies. If the proposed merger is completed, eTechLogix will be a wholly owned subsidiary of ImproveNet. The former holders of eTechLogix common stock would hold a majority of the outstanding ImproveNet stock.

      Under the terms of the merger, ImproveNet has agreed to make a cash tender offer to its shareholders, to be closed immediately after the completion of the merger. The price will be based in part on ImproveNet's available cash at the closing of the merger. ImproveNet currently estimates that the price will be approximately $0.14 per share, based on estimates of ImproveNet's revenues and expenses, which could be significantly higher or lower than estimated.

      The new merged company will be led by eTechLogix's CEO, Jeffrey Rassas, from its Scottsdale, Arizona headquarters. Ron Cooper, ImproveNet's Chairman, will serve as a board member of the merger company. In anticipation of the merger, the companies will begin providing joint management and operational support to facilitate the transition and maximize cash available for the shareholder buyback. Ongoing management and support will be a combination of eTechLogix and ImproveNet personnel.

      "We are pleased that we were able to reach agreement on this merger, because the combined resources of eTechLogix and ImproveNet will provide a more complete solution to everyone in the residential remodeling value chain, including homeowners, contractors, distributors and manufacturers," Mr. Rassas said.

      "It took some additional effort to make sure that the structure of the merger met the needs of the shareholders of both companies, but it was worth the effort. We are extremely excited about our prospects to create value together," Mr. Cooper said.

About ImproveNet

      ImproveNet Inc. provides residential remodeling solutions for homeowners, professionals and suppliers. ImproveNet's "Find-A-Contractor" service matches homeowners' remodeling needs with local, available pre-screened contractors. Premiere Services include ImproveNet Contracting remodeling, as well as Installed Sales support for retailers. Marketing Services include Smart Leads(TM) direct marketing and online advertising. ImproveNet's Web site provides more than 60,000 pages of remodeling advice, design ideas, product information, and budgeting tools. For more information, visit www.ImproveNet.com, www.ImproveNetContracting.com or call 800/437-0473.

About eTechLogix, Inc.

      The founders of eTechLogix, Homayoon Farsi and Naser Ahmad began developing fully integrated business software applications for the building materials industry in 1989. eTechLogix is a privately held company founded in 1994 with 45 employees. eTechLogix is a leading developer and marketer of Enterprise Commerce Management (ECM) software sold under the product trademark of SmartFusion(TM) and eCommerce Gateway(TM) (ECG) to the Manufacturing and Distribution Industries within the $1 trillion a year building materials industry. eTechLogix has recognized the tremendous need within these industries for technology solutions to solve critical business needs that focus on increasing revenue and eliminating inefficiencies in the Value Chain. The SmartFusion(TM) suite includes a site builder, content builder, configurator, enabler and CRM module. eTechLogix operates from its headquarters facility located in Scottsdale, Arizona, with development offices in India and Dhaka. For more information on eTechLogix, visit eTechLogix's Web site at www.etechlogix.com or call 1-480/346-0000.

Forward-Looking Statements

      Certain statements contained herein, including without limitation statements about ImproveNet's plans to complete its merger with eTechLogix and conduct a cash tender offer and other statements addressing the intentions, beliefs, objectives, estimates or expectations of ImproveNet or future results or events constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known or unknown risks, including, but not limited to, ImproveNet's ability to complete the contemplated merger with eTechLogix and the contemplated cash tender offer, the effect of ImproveNet's financial results on the buyback price in the contemplated tender offer, ImproveNet's accumulation of losses and failure to achieve profitability, and the other factors discussed in ImproveNet's filings with the SEC. There can be no assurance that the actual future results, performance, or achievements expressed or implied by such forward-looking statements will actually occur. Investors are encouraged to review ImproveNet's Form 10K for the fiscal year ended December 31, 2001, Form 10-Q for the quarter ended March 31, 2002, communications regarding the proposed cash tender offer filed with the SEC on Schedule TO, and other federal securities law filings for a description of important factors that may affect ImproveNet's businesses, results of operations and financial condition. The safe harbors for forward-looking statements under the Private Securities Litigation Reform Act are not available for statements made in connection with a tender offer.

                                      -3-